UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375106

(CUSIP Number)

David Rattner
110 East 59th Street, 27th Floor
New York, NY 10022
(212) 634-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 629375106

Page: Page 2 of 23

1	NAMES OF REPORTING PERSONS JFL-NRC-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,873,680
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,873,680
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,873,680 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 3 of 23

1	NAMES OF REPORTING PERSONS JFL-NRC Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,217,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,217,892
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,892 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 4 of 23

1	NAMES OF REPORTING PERSONS JFL-NRC (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,217,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,217,892
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,892 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 5 of 23

1	NAMES OF REPORTING PERSONS JFL-NRC Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,217,892
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,217,892
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,217,892 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.5%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 65% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 6 of 23

1	NAMES OF REPORTING PERSONS JFL-SES Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,655,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,655,788
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,655,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 7 of 23

1	NAMES OF REPORTING PERSONS JFL-SES Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,655,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,655,788
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,655,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 8 of 23

1	NAMES OF REPORTING PERSONS JFL-SES (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,655,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,655,788
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,655,688 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 9 of 23

1	NAMES OF REPORTING PERSONS JFL-SES Int. (JA) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,655,788
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,655,788
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,655,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) represent a 35% pecuniary interest in the shares held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”). JFL-NRC has a 65% pecuniary interest in the shares held by JFL Partners and JFL-SES has a 35% pecuniary interest in the shares held by JFL Partners.

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 10 of 23

1	NAMES OF REPORTING PERSONS JFL AIV Investors III-JA, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,873,680
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,873,680
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,873,680 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3%
14	TYPE OF REPORTING PERSON PN

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

CUSIP: 629375106

Page: Page 11 of 23

1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (3)
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on the aggregate of the Issuer’s Common Stock issued and outstanding as of the date hereof, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

CUSIP: 629375106

Page: Page 12 of 23

1	NAMES OF REPORTING PERSONS JFL-NRCG Annex Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,632
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 358,632
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,632 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (3)
14	TYPE OF REPORTING PERSON PN

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes 193,064 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 24,133 shares of 7.00 % Series A Convertible Cumulative Preferred Stock, $0.0001 per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on the aggregate of the Issuer’s Common Stock issued and outstanding as of the date hereof, plus 193,064 shares of the Issuer’s Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL GP Investors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,232,312
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,232,312
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,232,312 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.9% (3)
14	TYPE OF REPORTING PERSON OO

(1) Includes 21,873,680 shares of NRC Group Holdings Corp. (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”) held by JFL-NRC-SES Partners, LLC (“JFL Partners”). JFL Partners may be deemed to be controlled by its sole members, JFL-NRC Partners, LLC (“JFL-NRC”) and JFL-SES Partners, LLC (“JFL-SES”).

JFL-SES is controlled by JFL-SES Holdings, LLC (“JFL-SES Holdings”), which is controlled by its member JFL-SES (JA) Holdings, LLC (“JFL-SES (JA)”), which is controlled by its sole member JFL-SES Int. (JA) Holdings, LLC (“JFL-SES Int.”), which is controlled by its member JFL AIV Investors III-JA, L.P. (“JFL AIV JA”).

JFL-NRC is controlled by its member JFL-NRC (JA) Holdings, LLC (“JFL-NRC (JA)”), which is controlled by its sole member JFL-NRC Int. (JA) Holdings, LLC (“JFL-NRC Int.”), which is controlled by its member JFL AIV JA.

JFL AIV JA is controlled by its general partner, JFL GP Investors III, LLC (“Ultimate GP III”). Ultimate GP III is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes (A) 165,568 shares of the Issuer’s Common Stock and (B) 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by JFL-NRCG Holdings III, LLC (“JFL-NRCG III”). JFL-NRCG III may be deemed to be controlled by its managing member, JFL-NRCG Annex Fund, LP (“Annex Fund”). Annex Fund is controlled by its general partner, Ultimate GP III. The conversion rate of the Series A Convertible Preferred Stock is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on aggregate of Common Stock issued and outstanding as of the date hereof, plus 193,064 shares of Common Stock issuable upon conversion of 24,133 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL-NRCG Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (3)
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on aggregate of Common Stock issued and outstanding as of the date hereof, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL Equity Investors IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (3)
14	TYPE OF REPORTING PERSON OO

 (1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on aggregate of Common Stock issued and outstanding as of the date hereof, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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1	NAMES OF REPORTING PERSONS JFL GP Investors IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,099,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,099,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,541 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (3)
14	TYPE OF REPORTING PERSON OO

(1) These securities of NRC Group Holdings Corp. (the “Issuer”) are held by JFL-NRCG Holdings IV, LLC (“JFL-NRCG IV”). JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV, LP (“JFL Equity Investors IV”). JFL Equity Investors IV is controlled by its general partner, JFL GP Investors IV (“Ultimate GP IV”). Ultimate GP IV is controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman.

(2) Includes 2,206,936 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), beneficially owned by the Reporting Persons issuable upon conversion of 275,867 shares of 7.00% Series A Convertible Cumulative Preferred Stock, $0.0001 par value per share (the “Series A Convertible Preferred Stock”) held by the Reporting Persons. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

(3) Percent of class calculated based on aggregate of Common Stock issued and outstanding as of the date hereof, plus 2,206,936 shares of Common Stock issuable upon conversion of 275,867 shares of Series A Convertible Preferred Stock. Conversion rate is subject to adjustment in accordance with the terms of the Series A Convertible Preferred Stock.

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Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons (as defined below). This Statement relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of NRC Group Holdings Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3500 Sunrise Highway, Suite 200, Bldg. 200, Great River, New York 11739.

Item 2.	Identity and Background

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (1) JFL-NRC-SES Partners, LLC, a Delaware limited liability company (“JFL Partners”); (2) JFL-NRC Partners, LLC, a Delaware limited liability company (“JFL-NRC”); (3) JFL-NRC (JA) Holdings, LLC, a Delaware limited liability company (“JFL-NRC (JA)”); (4) JFL-NRC Int. (JA) Holdings, LLC, a Delaware limited liability company (“JFL-NRC Int.”); (5) JFL-SES Partners, LLC, a Delaware limited liability company (“JFL-SES”); (6) JFL-SES Holdings, LLC a Delaware limited liability company (“JFL-SES Holdings”); (7) JFL-SES (JA) Holdings, LLC a Delaware limited liability company (“JFL-SES (JA)”); (8) JFL-SES Int. (JA) Holdings, LLC, a Delaware limited liability company (“JFL-SES Int.”); (9) JFL AIV Investors III-JA, L.P., a Delaware limited partnership (“JFL AIV JA”); (10) JFL GP Investors III, LLC, a Delaware limited liability company (“Ultimate GP III”); (11) JFL-NRCG Holdings III, LLC, a Delaware limited liability company (“JFL-NRCG III”); (12) JFL-NRCG Annex Fund, L.P., a Delaware limited partnership (“Annex Fund”); (13) JFL-NRCG Holdings IV, LLC, a Delaware limited liability company (“JFL-NRCG IV”); (14) JFL Equity Investors IV, LP, a Delaware limited partnership (“JFL Equity Investors IV”) and (15) JFL GP Investors IV, LLC, a Delaware limited liability company (“Ultimate GP IV”).

The address of the principal office of each of the Reporting Persons is 110 East 59th Street, 27th Floor, New York, NY 10022. The principal business of the Reporting Persons is a combination of holding securities in the Issuer and pursuing investments in aerospace, defense, maritime, government and the environmental industries. The principal business of Ultimate GP III and Ultimate GP IV is to act as a general partner.

JFL Partners may be deemed to be controlled by its sole members, JFL-NRC and JFL-SES. JFL-SES is controlled by JFL-SES Holdings, which is controlled by its member JFL-SES (JA), which is controlled by its sole member JFL-SES Int., which is controlled by its member JFL AIV JA. JFL-NRC is controlled by its member JFL-NRC (JA), which is controlled by its sole member JFL-NRC Int., which is controlled by its member JFL AIV JA. JFL AIV JA is controlled by its general partner, Ultimate GP III.

JFL-NRCG III may be deemed to be controlled by its managing member, Annex Fund, LP. Annex Fund is controlled by its general partner, Ultimate GP III

JFL-NRCG IV may be deemed to be controlled by its managing member, JFL Equity Investors IV. JFL Equity Investors IV is controlled by its general partner, Ultimate GP IV.

Ultimate GP III and Ultimate GP IV are controlled by its managers Messrs. John F. Lehman, Louis N. Mintz, Stephen L. Brooks, and C. Alexander Harman. Decision-making authority requires at a minimum 3 of 4 managers.

During the past five years, none of the Reporting Persons, nor any director, executive officer or controlling person of any of the Reporting Persons, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Shares Held of Record by JFL Partners

On October 17, 2018 (the “Closing Date”), the Issuer consummated the acquisition (the “Business Combination”) of all of the issued and outstanding membership interests of NRC Group Holdings, LLC (“NRC”) from JFL Partners, in accordance with the Purchase Agreement, dated as of June 25, 2018, and amended as of July 12, 2018 (the “Purchase Agreement”), between Hennessy Capital Acquisition Corp. III (“Hennessy Capital”) and JFL Partners. Pursuant to the Purchase Agreement, the total purchase price of $394.7 million was paid to JFL Partners in a combination of cash ($170.9 million) and in shares of the Issuer’s Common Stock (21,873,680 shares valued at a total of $223.7 million). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from Hennessy Capital Acquisition Corp. III to NRC Group Holdings Corp.

The Purchase Agreement provides that JFL Partners may receive additional shares of the Issuer’s Common Stock upon the satisfaction of certain post-closing events. The value of each additional share will be an amount equal to the volume-weighted average price per share of the Issuer’s Common Stock on the NYSE American LLC for the five consecutive trading days preceding (but not including) the date on which the additional shares are payable. JFL Partners right to receive additional shares pursuant to this earn-out right became fixed and irrevocable on October 17, 2018, the effective date of the transactions.

Shares Held of Record by JFL-NRCG III and JFL-NRCG IV

Concurrently with the execution of the Purchase Agreement, Hennessy Capital and its sponsor, Hennessy Capital Partners III LLC (“HCAC Sponsor”), entered into that certain Subscription Agreement (the “JFL Subscription Agreement”), with J.F. Lehman & Company, LLC (“JFLCo”), which provided that JFLCo or one or more of its affiliated investment funds may elect (i) to purchase from the Issuer (A) up to 300,000 newly issued shares of the Issuer’s 7.00% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”) for an aggregate purchase price of approximately $29.1 million and (B) up to 1,951,220 newly issued shares of Common Stock for an aggregate purchase price of approximately $20.0 million and (ii) in connection with any such purchase, receive from HCAC Sponsor 106,953 additional shares of Common Stock, for no consideration, in accordance with the terms of the JFL Subscription Agreement. JFLCo elected to exercise its rights under the JFL Subscription Agreement in full through JFL-NRCG III and JFL-NRCG IV. On the Closing Date, and pursuant to the JFL Subscription Agreement, JFL-NRCG III acquired (a) from the Issuer (1) 24,133 shares of Series A Convertible Preferred Stock and (2) 156,964 shares of Common Stock for an aggregate purchase price of approximately $3.95 million and (b) 8,604 shares of Common Stock for no consideration from HCAC Sponsor. On the Closing Date, and pursuant to the JFL Subscription Agreement, JFL-NRCG IV acquired (a) from the Issuer (1) 275,867 shares of Series A Convertible Preferred Stock and (2) 1,794,256 shares of Common Stock for an aggregate purchase price of approximately $45.15 million and (b) 98,349 shares of Common Stock for no consideration from HCAC Sponsor.

The Series A Convertible Preferred Stock is convertible at any time, at the holder’s election, subject to the terms and provisions of the Certificate of Designation. The Series A Convertible Preferred Stock is initially convertible into the Issuer’s common stock at a conversion rate equal to the quotient of (1) the liquidation preference ($100.00 per share) divided by (2) the base conversion price (currently $12.50), subject to customary adjustments.

References to, and descriptions of, the Purchase Agreement and the JFL Subscription Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of each of the Purchase Agreement and the JFL Subscription Agreement, which are included as Exhibits 2.1, 2.2 and 10.1, respectively, to this Statement.

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Item 4.	Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them, including any shares of Common Stock received by them as dividends on the Preferred Stock, or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer

Except as otherwise set forth in this Item 4 or as described in Item 6, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 36,902,544 shares of Common Stock issued and outstanding as of the Closing Date. As applicable, the Reporting Persons have included the Common Stock issuable upon conversion of the Series A Convertible Preferred Stock as required by Section 13d-3 of the Exchange Act. The Reporting Persons have sole voting power and sole dispositive power of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

For illustrative purposes only, entities affiliated with JFLCo beneficially own in the aggregate, 26,331,853 shares of Common Stock, which represents beneficial ownership of approximately 67.0%.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) – Except as described in Item 2 of this Statement, to the knowledge of the Reporting Persons, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Investor Rights Agreement

At the Closing, the Issuer entered into an Investor Rights Agreement with JFL Partners and JFLCo (the “Investor Rights Agreement”). The Investor Rights Agreement provides that JFLCo, on behalf of each JFL (as defined below) entity that holds shares of the Issuer’s capital stock, shall have the right (but not the obligation) to nominate to the Issuer’s board of directors (the “Board”), a number of designees equal to at least: (i) a majority of the total number of directors serving on the Board, so long as JFL collectively beneficially owns 50% or more of the shares of Common Stock; (ii) 50% of the total number of directors serving on the Board in the event that (a) JFL collectively beneficially owns 40% or more, but less than 50% of the shares of Common Stock and (b) there are an even total number of directors; (iii) 49% of the total number of directors, in the event that (a) JFL collectively beneficially own 40% or more, but less than 50%, of the shares of Common Stock and (b) there are an odd total number of directors; (iv) 40% of the total number of directors serving on the Board in the event that JFL collectively beneficially owns 30% or more, but less than 40% of Common Stock; (v) 30% of the total number of directors serving on the Board in the event that JFL collectively beneficially owns 15% or more, but less than 30% of the shares of Common Stock; and (vi) 20% of the total number of directors serving on the Board in the event JFL collectively beneficially owns 10% or more, but less than 15% of the shares of Common Stock. For purposes of calculating the number of directors that JFLCo is entitled to designate, any fractional amounts will automatically be rounded to the nearest whole number and any such calculations will be made after taking into account any increase in the total number of directors serving on the Board. As used in this Statement, “JFL” shall mean JFLCo, and, together with the JFL Partners, JFL-NRCG III and JFL-NRCG IV and each of its respective affiliates, subsidiaries and managed funds and its and their successors and assigns (other than the Issuer and its subsidiaries).

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Based on the beneficial ownership of entities affiliated with JFLCo being 67.0% of the outstanding Common Stock at the Closing, JFLCo is entitled to nominate a majority of the total number of Issuer directors.

References to, and descriptions of, the Investor Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Investor Rights Agreement filed as Exhibit 4.2 to this Statement.

Registration Rights Agreement

Upon the Closing, JFL Partners, JFL-NRCG III, JFL-NRCG IV and certain other parties entered into a registration rights agreement with the Issuer providing such holders with certain demand and piggy-back registration rights with respect to the Common Stock.

References to, and descriptions of the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 4.1 to this Statement.

Lock-Up Agreement

At Closing, JFL Partners entered into a lock-up agreement with the Issuer, whereby JFL Partners agreed not to transfer the shares of the Common Stock they received in the Business Combination for 180 days after the Closing, subject to limited exceptions.

References to, and descriptions of the lock-up agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 4.3 to this Statement.

Certificate of Designations

Under the Certificate of Designations, Preferences, Rights and Limitations of 7.00% Series A Convertible Cumulative Preferred Stock of NRC Group Holdings Corp. (the “Certificate of Designations”), each share of Series A Convertible Preferred Stock is convertible, at the holder’s option at any time, initially into eight shares of our common stock (assuming a conversion price of approximately $12.50 per share), subject to specified adjustments as set forth in the Certificate of Designations.

Holders of the Series A Convertible Preferred Stock are entitled to receive dividends, paid quarterly in arrears, in cash or, at our election (and subject to the receipt of any necessary shareholder approval), Common Stock or a combination of cash and Common Stock, provided that any shares of Common Stock issued as dividends must be the subject of an effective registration statement under the Securities Act. Dividends paid in cash shall be paid at a rate equal to 7.00% per share of Series A Convertible Preferred Stock on the liquidation preference of $100.00. Dividends paid in shares of Common Stock, in full or in part, shall be paid at a rate calculated as follows: (i) the cash amount of such dividend payment that would apply if no payment were to be made in Common Stock, or such portion, divided by (ii) the product of (x) the weighted average price of Common Stock for each of the 10 consecutive trading days ending on the second trading day immediately preceding the date of such dividend payment (subject to certain adjustments) and (y) 0.95; provided, that at least two trading days prior to the beginning of the averaging period described in (ii)(x) above, we will provide written notice of such election to the holder.

The shares of Series A Convertible Preferred Stock have no voting rights except as set forth in the Certificate of Designations or as required by Delaware law or with respect to the amendment, alteration or repeal of any provision of the charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting powers of the share of Series A Convertible Preferred Stock.

A copy of the Certificate of Designations is filed with this Statement as Exhibit 3.3 and is incorporated herein by reference, and the foregoing description of the Certificate of Designations is only a summary and is qualified in its entirety by reference thereto.

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Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

2.1**	Purchase Agreement, dated as of June 25, 2018, by and between JFL-NRC-SES Partners, LLC and the registrant, incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K (File No. 001-38119) filed with the SEC on June 26, 2018.

2.2**	First Amendment to Purchase Agreement, dated as of July 12, 2018, by and between JFL-NRC-SES Partners, LLC and the registrant, incorporated by reference to Exhibit 2.1 to the registrant’s Quarterly Report on Form 10-Q (File No. 001-38119) filed with the SEC on October 10, 2018.

3.3	Certificate of Designations, Preferences, Rights and Limitations of 7.00% Series A Convertible Cumulative Preferred Stock of NRC Group Holdings Corp. (and from of certificate for 7.00% Series A Preferred Stock of NRC Group Holdings Corp. attached as Exhibit C thereto), incorporated by reference to Exhibit 3.3 to the registrant’s Current Report on Form 8-K (File No 001-38119) filed with the SEC on October 23, 2018.

4.1	Amended and Restated Registration Rights Agreement, dated October 17, 2018, by and among the registrant, Hennessy Capital Partners III LLC, and certain security holders of the registrant party thereto, incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8-K (File No. 001-38119) filed with the SEC on October 23, 2018.

4.2	Investor Rights Agreement, dated October 17, 2018, by and among the registrant, JFL-NRC-SES Partners, LLC and J.F. Lehman & Company, LLC incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8-K (File No. 001-38119) filed with the SEC on October 23, 2018.

4.3	Lock-Up Agreement, dated October 17, 2018, by and between the registrant and JFL-NRC-SES Partners, LLC incorporated by reference to Exhibit 4.3 to the registrant’s Current Report on Form 8-K (File No. 001-38119) filed with the SEC on October 23, 2018.

10.1	JFL Subscription Agreement, dated as of June 25, 2018, by and between Hennessy Capital Acquisition Corp. III, Hennessy Capital Partners III LLC and J.F. Lehman & Company, LLC, incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K (File No. 001-38119) filed with the SEC on June 26, 2018.

24.1	Power of Attorney

99.1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

* Filed herewith.

** Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

CUSIP: 629375106

Page: Page 22 of 23

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2018	JFL-NRC-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-NRC Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-NRC (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-NRC Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-SES Partners, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-SES Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-SES (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-SES Int. (JA) Holdings, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

CUSIP: 629375106

Page: Page 22 of 23

Dated: October 26, 2018	JFL AIV Investors III-JA, L.P.
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: October 26, 2018	JFL GP Investors III, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: October 26, 2018	JFL GP Investors IV, LLC

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: October 26, 2018	JFL Equity Investors IV, L.P.
By: JFL GP Investors IV, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner

Dated: October 26, 2018	JFL-NRCG Holdings III, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-NRCG Holdings IV, LLC

	By:	/s/ David Rattner
	Name:	David Rattner
	Title:	Secretary

Dated: October 26, 2018	JFL-NRCG Annex Fund, LP
By: JFL GP Investors III, LLC
Its: General Partner

	By:	/s/ David Rattner, attorney-in-fact
	Name:	David Rattner